United States securities and exchange commission logo





                 October 4, 2021

       Joseph T. Hand
       President and Chief Executive Officer
       The York Water Company
       130 East Market Street
       York, Pennsylvania 17401

                                                        Re: The York Water
Company
                                                            Registration
Statement on Form S-3
                                                            Filed September 27,
2021
                                                            File No. 333-259809

       Dear Joseph T. Hand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal
       Branch Chief, at 202-551-3642 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Pasquale Gentile